Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(SEHK Stock Code: 6883)

CLARIFICATION ANNOUNCEMENT

References are made to the Company’s 2011 Share Incentive Plan (“2011 SIP”) and the announcements dated May 13, 2013 (the “2013 Announcement”) and March 31, 2014 (the “2014 Announcement”), in relation to the grants of certain share options and restricted shares (“RS”). Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as defined in the 2013 and 2014 Announcements.

The table below summarizes the information on RS awards disclosed under the 2013 and 2014 Announcements.

			RS granted to
		RS granted to	employees/other
		Company	eligible personnel
	RS granted	directors	(except Directors)
	(Total)	(“Directors”)	(“Other Grantees”)
2013 Announcement	817,068	297,345	519,723
2014 Announcement	729,855	246,652	483,203

The Company clarifies that:

(a)	the above RS awarded to the Directors would be settled by shares purchased from secondary market by an independent third party acting as the trustee of the 2011 SIP;

(b)	the 519,723 RS awarded to the Other Grantees, who are not connected persons to the Company as disclosed under the 2013 Announcement, would be settled by allotment of new shares of the Company (“Shares”), pursuant to the general mandate granted by the shareholders of the Company at the annual general meeting held on May 23, 2012 (the “2012 General Mandate”) with particulars as follows:

(i)	396,462 Shares were issued pursuant to the 2012 General Mandate for settling part of the 519,723 RS. Such issuance was disclosed in the Next Day Disclosure Return filed on December 12, 2013;

(ii)	the remaining 123,261 RS would be settled by Shares to be issued in due course;

(iii)	the maximum number of Shares that can be allotted and issued under the 2012 General Mandate was 331,423,060 as at the date the 2012 General Mandate was granted and the Shares upon issuance for settling these RS represent approximately 0.03% of the then total issued share capital of the Company;

(iv)	except for the issue of Shares as mentioned or contemplated above, no other Shares have been allotted or issued under the 2012 General Mandate.

(c)	the 483,203 RS awarded to the Other Grantees, who are not connected persons to the Company as disclosed under the 2014 Announcement, would be settled by allotment of Shares, pursuant to the general mandate granted by the shareholders of the Company at the annual general meeting held on May 22, 2013 (“2013 General Mandate”), with particulars as follows:

(i)	as at the date of this announcement, no Share has been issued under the 2013 General Mandate for settling such RS;

(ii)	the maximum number of Shares that can be allotted and issued under the 2013 General Mandate was 332,425,615 as at the date the 2013 General Mandate was granted and the Shares upon issuance for settling these RS represent approximately 0.03% of the then total issued share capital of the Company;

(iii)	except for the issue of Shares as contemplated in this announcement, no Shares have been allotted or issued under the 2013 General Mandate.

An application has been made by the Company to the Stock Exchange of Hong Kong Limited for the approval of the listing of, and permission to deal in, the above 519,723 and 483,203 Shares, whether issued or to be issued, pursuant to the respective 2012 General Mandate and 2013 General Mandate.

By order of the Board
Melco Crown Entertainment Limited
Stephanie Cheung
Company Secretary

Macau, 6 November 2014

As at the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

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